EXHIBIT 99.1

     TEXT OF FINAL REPORT, DATED MARCH 7, 2005, DETAILING THE CALCULATION OF
        THE TAP DISALLOWANCES RESULTING FROM THE TAP AUDIT OF THE 2000-01
           THROUGH 2002-03 ACADEMIC YEARS OF INTERBORO INSTITUTE, INC.

      According to the State Comptroller's  authority as set forth in Article V,
Section 1 of the State Constitution, Article II, Section 8 of the State Finance Law, and a Memorandum of Agreement dated December 1, 1989, involving the State Comptroller, the Commissioner of Education, the President of the Higher Education Services Corporation (HESC), and the Director of the Budget, we audited the records and procedures used in administering the Tuition Assistance Program (TAP) at Interboro Institute (Interboro) for the 2000-01 through 2002-03 academic years.

SUMMARY CONCLUSIONS

      In accordance with Article 14, Section 665(3)(b) of the New York State Education Law (Law), we determined that Interboro was overpaid $903,150 because school officials incorrectly certified 17 students as eligible for 27 TAP awards. We tested the accuracy of the 9,488 TAP certifications the school awarded for the three-year period that ended on June 30, 2003, by reviewing a statistical sample of 200 randomly-selected awards. From our statistical sample, we disallowed 14 awards totaling $32,168. A statistical projection of these disallowances to the entire population, using a 95 percent single-sided confidence level, results in an audit disallowance of $871,725. We also disallowed 13 awards totaling $31,425 based on our review of other awards from outside the statistical sample period. Therefore, we recommend that HESC recover a total of $903,150, plus applicable interest from Interboro.

BACKGROUND

      Interboro is an independent degree-granting college located in Manhattan. Founded in 1888, it offers Associate in Occupational Studies (AOS) degrees in Accounting, Business Management with a concentration in computer technology, Office Technologies, Security Services and Management, and Paralegal Studies. In addition, it is one of only four colleges in New York State (State) that offers an associate degree in ophthalmic dispensing. Interboro's 2003-05 catalog reports that 10 percent of the 460 new students who started at the school in fall 1998 had graduated by the end of the 2001 fall semester. Further, the catalog states that 13.5 percent of the 468 students who started the fall 1999 semester had graduated at the end of the spring 2002 semester.

      TAP is the largest of the various student grant and scholarship programs administered by HESC. It is an entitlement program designed to provide tuition aid to eligible full-time students who are enrolled in a variety of eligible programs.

      We provided draft copies of this report to HESC, the State Education Department (SED), and Interboro officials for their review and comments. We have considered their comments in preparing this audit report.

AUDIT SCOPE, OBJECTIVE, AND METHODOLOGY

      The objective of our performance audit was to determine whether Interboro's management complied with the Law and the Commissioner of Education's Rules and Regulations (Regulations) for certifying students as eligible for TAP awards. The scope of our audit did not include a review of the process HESC followed in determining the amount of such awards.

      According to HESC records, Interboro officials certified 9,488 TAP awards totaling $21,161,342 that were paid on behalf of 5,038 students during the three academic years that ended on June 30, 2003. We reviewed a statistical sample of 200 randomly selected TAP awards totaling $444,100 that were made to 198 students during that period. We also reviewed other awards that came to our attention during the audit.

      We conducted our audit in accordance with Generally Accepted Government Auditing Standards. Such standards require that we plan and perform our audit to adequately assess those operations of Interboro that are included within our audit scope. Further, these standards also require that we review and report on Interboro's internal control system and its compliance with those laws, rules, and regulations that are relevant to Interboro's operations and are included in our audit scope. An audit includes examining, on a test basis, evidence supporting transactions recorded in the accounting and operating records and applying such other auditing procedures as we consider necessary. An audit also includes assessing the estimates, judgments, and decisions made by management. We believe that our audit provides a reasonable basis for our findings, conclusions, and recommendations.

      In planning and performing our audit of Interboro, we reviewed management's internal control system. Our audit was limited to a preliminary review of this system to obtain an understanding of the environment and the flow of transactions through the accounting system and other systems that would support claims for student financial aid.

      Interboro's management is responsible for complying with the Law and the Regulations. In connection with our audit, we performed tests of Interboro's compliance with certain provisions of the Law and Regulations. Our objective in performing these tests was to obtain reasonable assurance that the students who received TAP awards were eligible for them. Our objective was not to provide an opinion on Interboro's overall compliance with such provisions.

      Our audit found that, for the transactions and records tested, Interboro was generally in compliance with these provisions, except as noted in the following sections of this report.

      In addition to being the State Auditor, the Comptroller performs certain other constitutionally and statutorily mandated duties as the chief fiscal officer of New York State, several of which are performed by the Division of State Services. These include operating the State's accounting system; preparing the State's financial statements; and approving the State contracts, refunds, and other payments. In addition, the Comptroller appoints members to certain boards, commissions and public authorities, some of whom have minority voting rights. The duties may be considered management functions for purposes of evaluating organizational independence under Generally Accepted Government Auditing Standards. In our opinion, these management functions do not affect our ability to conduct independent audits of program performance.

                               AUDIT DISALLOWANCES

The following table summarizes the disallowances that resulted from our audit:

                                                  NUMBER OF
REASON FOR DISALLOWANCES                            AWARDS     AMOUNT    TOTAL
------------------------                          ---------    -------  --------

DISALLOWANCES FROM THE STATISTICAL SAMPLE:

Students Not Matriculated                                12    $28,155
Student Not in Good Academic Standing                     1      2,450
Student Not in Full-Time Attendance                       1      1,513
Student Not Meeting Residency Requirements                1      2,500
                                                  ---------    -------
Total Disallowance from the Statistical Sample           15     34,618
Less: Disallowances for More Than One Reason              1      2,450
                                                  ---------    -------
Net Disallowance from the Statistical Sample             14    $32,168
                                                  =========    =======
Projected Amount                                                        $871,725


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

DISALLOWANCES FROM OUTSIDE THE STATISTICAL
SAMPLE PERIOD:

Students Not Matriculated                                 9     22,500
Students Not in Good Academic Standing                    3      6,475
Student Not in Full-Time Attendance                       1      2,450
                                                  ---------    -------
Total Disallowance from Outside the Sample               13               31,425
                                                  =========             --------
Total Audit Disallowance                                                $903,150
                                                                        ========

      The disallowances are discussed in the following paragraphs. Students' names and related information were provided separately to Interboro officials.

                            STUDENTS NOT MATRICULATED

Criteria- Section 661 of the Law requires that students be matriculated in an approved program to be eligible for financial aid. It also requires students who received their first financial aid payment in the 1996-1997 academic year or thereafter to have a certificate of graduation from a high school or the equivalent; or to have achieved a passing score, as determined by the United States Secretary of Education, on a Federally-approved examination referred to as Ability-to-Benefit (ATB) test. Two such tests are the Career Programs Assessment test (CPAt) and the Combined English Language Skills Assessment (CELSA) test.

      In addition, Section 52.2 of the Regulations states, "The admission of students shall be determined through an orderly process using published criteria which shall be uniformly applied." Compliance with these requirements is demonstrated when students meet the institution's admission criteria as published in its catalog. Interboro requires applicants to submit evidence of high school graduation or its equivalent, or to demonstrate their ability to benefit from higher education. To determine this ability, Interboro's testing department administers and grades two Federally-approved ATB tests. Federal guidelines require a passing score of 90 on the CELSA; and, effective June 19, 2002, passing scores of 42, 43, and 41 on the language usage, reading and numerical components, respectively, of the CPAt. Previous passing scores on the CPAt had been 43, 44, and 42, respectively.

Audit Determination - We disallowed 21 awards (12 from our statistical sample period and 9 from outside the period) that had been paid on behalf of 12 students who were not properly matriculated. Eleven of these students were admitted based on the school's determination that the students had obtained passing scores on the CPAt. When we rescored these tests, we found that the students had not obtained the passing scores required by the Code. The other student was admitted based on results of the CELSA test. When we re-graded this test, we found that the student had failed to obtain a passing score.

School Officials' Position - School officials concur with our disallowances pertaining to 11 of the 12 students who were admitted using the incorrectly-scored CPAt and CELSA test. However, they disagree with our disallowance pertaining to the remaining student. School officials contend that this student, who had failed the numerical section of the test by one answer, had filled in two spaces - one for the correct answer (A) and a "fainter" mark for an incorrect answer (E) to question # 25. They further contend that it is reasonable to accept answer (A) as correct since answer (E) is significantly different from the correct answer.

Auditor's Comments - The student's answer sheet had more than one space filled in for some questions. In all but one of these cases, it is clear that the student had changed his choice because he had marked an "X" through one of the filled-in spaces. However, for question #25, neither of the two filled-in-spaces on the answer sheet had an "X" through it. Thus, neither can be scored as valid or correct.


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

                     STUDENTS NOT IN GOOD ACADEMIC STANDING

Criteria - Section 665 of the Law requires that students be in good academic standing to be eligible to receive TAP awards. To maintain such standing, a student is required by Section 145-2.2 of the Regulations to maintain satisfactory academic progress toward completion of a program and to pursue the program of study in which he or she is enrolled. To maintain satisfactory academic progress, a student must accrue a certain minimum number of credits and earn a specified minimum cumulative grade point average, as required on the chart of satisfactory academic progress published by the school and approved by SED. A student is pursuing the approved program of study if, during each term of study for which an award is received, he or she receives a passing or failing grade in a predetermined percentage of the minimum full-time course load required to qualify for the appropriate level of TAP payment.

      A student who fails to maintain good academic standing loses TAP eligibility. Students can regain good academic standing by making up the deficiencies without benefit of State awards, obtaining a TAP waiver, remaining out of school for at least one calendar year, or transferring to another institution.

Audit Determination - We disallowed four awards (one from our statistical sample period and three from outside the period) that had been paid on behalf of three students who had not maintained good academic standing. One of these students had not earned passing or failing grades in enough courses, applicable to her designated program, to meet the pursuit of program requirements. The remaining two students had not earned the cumulative grade point average required on Interboro's chart of satisfactory academic progress to maintain their TAP eligibility. The three students had not received waivers, did not make up the deficiencies without benefit of State awards, or did not remain out of school for one calendar year; therefore, they were not eligible for the TAP awards they received.

School Official's Position - School officials concur with this finding.

                      STUDENTS NOT IN FULL-TIME ATTENDANCE

Criteria - Section 661 of the Law requires students to be in full-time attendance to be eligible for their TAP awards. Section 145-2.1 of the Regulations states, in part, that full-time study for a semester-based program at a degree-granting school is defined as enrollment for at least 12 semester hours for a semester of not less than 15 weeks or its equivalent. SED's Chief Executive Officers' Memorandum No. 86-17 states that, "If a student repeats a course in which a passing grade acceptable to the institution has already been received, the course cannot be included as part of the student's minimum full-time course load for financial aid purposes." It further states that "Basic to the payment of State student aid is the requirement that courses that make up a student's minimum course load be creditable toward the degree, diploma or certificate program in which the student is enrolled.

Audit Determination - We disallowed two awards (one from our statistical sample period and one from outside the period) that had been paid on behalf of two students who did not maintain full-time status. One of the students had enrolled in a course she had previously passed. When we excluded this course, we found that the student had enrolled in fewer than 12 credits for the term. The remaining student was enrolled in courses that were not applicable to the program in which she was enrolled.

School Officials' Position - School officials concur with this finding.

                   STUDENT NOT MEETING RESIDENCY REQUIREMENTS

Criteria - Section 661 of the Law requires that an applicant for a TAP award at the undergraduate level be a legal resident of New York State (State) for at least one year immediately preceding the beginning of the semester for which the award is made, or be a legal resident of the State and have been a legal resident during the final two semesters of high school. Furthermore, according to HESC's Policy and Procedures Manual (Manual), "the student must show having established a domicile or permanent place of abode in New York State." The Manual stipulates that institutions should not certify eligibility for State awards for any student whose State residency is suspect.


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

Audit Determination - We disallowed one sample term award that had been paid on behalf of a student. Interboro officials could not provide us with documentation to establish that this student had met the one-year residency requirement. The student, whose spring 2001 term award was disallowed, was denied financial independence by HESC. In addition, documentation in the student's folder had indicated that his father was a New Jersey resident. For example, an award letter dated December 13, 1999, from the Social Security Administration, was sent to the father's New Jersey address. According to HESC's Manual, the residence of the parent is presumed to be the residence of a dependent student.

School Officials' Position - School officials concur with this finding.

                                  OTHER MATTER

      The following finding pertains to an issue that Interboro officials need to address.

                           ENTRANCE EXAMINATION SCORES

Criteria - Section 661 of the Law, as well as Interboro's published admission criteria, require students who do not possess a high school diploma or its equivalent to achieve passing scores on an ATB test.

Audit Determination - We identified 83 CPAts, administered to 83 students, that had been graded incorrectly. When we re-graded these tests, we found that 11 of the students had not obtained passing scores and should not have been admitted to the school. The re-graded scores for the remaining 72 students, though higher or lower than the score indicated by the grader, were higher than the passing scores and did not affect the students' admissibility. We also identified a CELSA test that had been graded incorrectly. When we re-graded this test, we found that the student had not obtained a passing score.

School Officials' Position - School officials told us that they are in the process of implementing a new system to ensure that ATB test such as the CPAt and CELSA, are graded correctly.

          RECOMMENDATIONS TO THE HIGHER EDUCATION SERVICES CORPORATION

1. Recover the $903,150, plus applicable interest, from Interboro Institute for its incorrect TAP certifications.

2. Ensure that Interboro Institute officials verify compliance with residency requirements for the students they certify as eligible for TAP awards.

                RECOMMENDATION TO THE STATE EDUCATION DEPARTMENT

      Ensure that Interboro Institute officials comply with the State Education Department requirements relating to matriculation, good academic standing, full-time status, and admissions' test cited in this report.

      Major contributors to this report were Cindi Frieder, Kenrick Sifontes, Sal D'Amato, Erica Zawrotniak, Kezia Chacko, Vladimir Davydov and Gatangalie Shiwkumar.

      We wish to express our appreciation to the management and staff of Interboro Institute for the courtesies and cooperation extended to our auditors during this audit.


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